EXHIBIT 99.1

MCLOUD TECHNOLOGIES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of mCloud Technologies Corp. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation will be held on December 30, 2021 at 12:00 p.m. (PST) at the Hotel Valley Ho Boardroom, 6850 E Main Street, Scottsdale, Arizona, USA, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2020, together with the auditor's report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditor of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if deemed appropriate, approve with or without amendment, an ordinary resolution approving the equity incentive plan of the Corporation, as more fully described in the information circular in respect of the Meeting (the "Circular"); and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in Circular.

Accessing Meeting Materials Online

The Circular, the Corporation’s financial statements for the year ending December 31, 2020 and accompanying Management’s Discussion and Analysis (together and with any other required documentation to be provided to shareholders in connection with the Meeting, the “Meeting Materials”) can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, or on the Corporation’s website at https://investor.mcloudcorp.com/financials/quarterly-and-mda-reports/default.aspx.

Requesting Printed Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Corporation’s website at www.mcloudcorp.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

Requests for printed copies must be received no later than December 20, 2021.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Attendance

Only shareholders of record of Common Shares at the close of business on November 25, 2021 are entitled to notice of and to attend the Meeting or any adjournments thereof and to vote thereat.

Registered shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to Broadridge Investor Communications Corporation at Broadridge Investor Communications Corporation, P.O. Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9 by no later than 10:00 A.M. (Toronto time) on December 25, 2021 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Beneficial shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Broadridge Investor Communications Corporation, P.O. Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof.

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing prior to the Meeting will not be permitted entry into the Meeting.

The situation with COVID-19 continues to evolve as we prepare this document. It is possible that there may be new restrictions or other regulatory actions prior to the Meeting that may impact the procedures or arrangements for the Meeting. If any such developments cause a change in the Meeting arrangements described in this document, the Corporation will advise shareholders by issuing a news release, a copy of which will be available on SEDAR at http://www.sedar.com and will be incorporated by reference herein.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

DATED as of the 30th day of November, 2021.

"Russel H. McMeekin"

Russel H. McMeekin
Chief Executive Officer,
mCloud Technologies Corp.